EARNINGS RELEASE
FOR DETAILS, CONTACT:		FOR IMMEDIATE RELEASE
Ola Bøsterud		October 28, 2005
Phone +47 6752 6400, mobile: +47 90 95 47 43
Christopher Møllerløkken
Phone: +47 6752 6400, mobile: +47 90 27 63 55
US Investor Services:
Renee Sixkiller
Phone: +1 281 509 8548
PGS Announces Unaudited Third Quarter 2005 Results
Continued Strong Seismic Momentum
     October 28, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE and NYSE: PGS) announced today its unaudited third quarter 2005 results under U.S. GAAP.
▪	Operating profit improved substantially: Operating profit of $56.6 million, up $34.1 million compared to Q3 2004 (pro forma excluding Pertra).

▪	Further strengthening in Marine contract market: Streamer contract margins increased significantly from first half of 2005. Strong order backlog and current bidding levels provide the basis for expectations of further improvements in contract performance in 2006.

▪	FPSO performance impacted by previously announced maintenance work and lower production volumes: Divisional profits were negatively impacted by reduced revenues as a result of planned field maintenance shut-downs in Q3, temporarily lower daily production volumes on the Foinaven field and higher operations expenses relating to maintenance projects which are typically performed in Q2 and Q3.

▪	Strong cash flow and significant reduction in net interest bearing debt: Cash flow from operations of $116.8 million. Net interest bearing debt reduced by $92 million in Q3. The remaining $75 million of the $250 million 8% Senior Notes, due 2006, have been called for redemption in November at 101% of par value.

Petroleum Geo-Services ASA	Phone:	+47 6752 6400	Petroleum Geo-Services Inc	Phone:	+1 281-509-8000
Strandveien 4	Fax:	+47 6752 6464	15150 Memorial Drive	Fax:	+1 281-509-8500
P.O. Box 89			Houston, TX 77079, USA
N-1325 Lysaker, Norway

Key figures as reported

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
(In millions of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues	$278.2	$298.2	$856.0	$817.3	$1,129.5
Operating profit (loss)/EBIT	56.6	45.6	296.0	92.0	35.7
Net income (loss)	22.4	(4.8)	201.6	(50.7)	(134.7)
Earnings (loss) per share ($ per share)	0.37	(0.08)	3.36	(0.84)	(2.25)
Adjusted EBITDA (as defined)	97.4	131.3	288.8	326.5	412.2
Net cash provided by operating activities	116.8	132.0	213.6	239.3	282.4
Cash investment in multi-client	(18.8)	(11.9)	(49.6)	(36.7)	(41.1)
Capital expenditures	(14.2)	(41.0)	(51.2)	(103.4)	(148.4)
Total assets (period end)	1,752.7	1,951.9	1,752.7	1,951.9	1,852.2
Cash and cash equivalents (period end)	190.8	151.5	190.8	151.5	132.9
Net interest bearing debt (period end)	$728.0	$981.6	$728.0	$981.6	$995.3
Pro forma key figures1 excluding Pertra

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
(In millions of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues	$278.2	$252.3	$829.7	$721.1	$1,017.5
Operating profit (loss)	56.6	22.5	146.3	46.4	9.5
Adjusted EBITDA (as defined)	$97.4	$90.7	$282.2	$252.0	$347.0
Svein Rennemo, PGS Chief Executive Officer, commented:
“Current Global E&P activity has a strong upward momentum, which we see continuing in 2006. Our third quarter results reflect this trend, driven by higher world-wide exploration activity in particular.
PGS’ Marine Geophysical contract performance improved significantly and our EBIT margin for marine streamer contract for the quarter was in excess of 25 percent. Demand for 3D contract seismic is currently at historical high levels and we expect a strong seismic market in 2006. PGS order backlog and current bidding levels support this expectation. Demand for multi-client data in the third quarter resulted in late sales in line with our previous expectations.
Our Onshore operations have successfully entered the North African market with two new contracts for a total of three crews in Libya, the first one starting in December. The Nigerian shallow water project commenced in October. Mobilization costs on these contracts negatively impacted the Onshore results in third quarter and for the year.
As previously communicated our Production segment was negatively affected in the quarter by planned maintenance, which significantly slowed down the Petrojarl Foinaven production. All maintenance projects have been successfully completed. We continue to believe that our total FPSO production in second half will be in line with first half 2005.

[1]	Pro forma key figures as presented in the table show revenues, operating profit (loss) and Adjusted EBITDA as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. Pertra was sold March 1, 2005.

Q3 Highlights
     PGS group
▪	Revenues of $278.2 million, up $25.9 million (10%) from Q3 2004 (pro forma excluding Pertra), driven by strong contract revenues and multi-client sales in Marine Geophysical

▪	Operating profit of $56.6 million, up $34.1 million (152%) from Q3 2004 (pro forma excluding Pertra)

▪	Net income of $22.4 million compared to net loss of $4.8 million in Q3 2004 (including Pertra)

▪	Net interest-bearing debt reduced by $92.0 million (11%) compared to June 30, 2005

▪	Q3 cash flow from operations of $116.8 million, reflecting reduced working capital compared to June 30, 2005
     Marine Geophysical
▪	Revenues totaling $171.0 million, up $36.5 million (27%) from Q3 2004

▪	Multi-client late sales and pre-funding revenues up 34% and 172%, respectively, compared to Q3 2004

▪	Contract acquisition revenues of $107.6 million, up $15.2 million (16%) from Q3 2004, despite reduction in the portion of vessel capacity used for contract work

▪	Operating profit of $50.0 million, up $43.2 million from Q3 2004

▪	Strong increase in contract order backlog with September 30, 2005 contract acquisition order backlog of $283 million compared to $170 million at the end of 2004 and $160 million at June 30, 2005

▪	4C operation to be converted to towed streamer operations, adding 2 vessels to towed streamer fleet at low conversion cost
     Onshore
▪	Performance affected by delays in start up of Nigeria project into October and expected multi-client late sales delayed into Q4. Operating loss of $3.6 million

▪	Mobilization and other start-up costs had a negative EBIT impact of approximately $6 million in Q3

▪	Substantial improvement of order backlog at September 30, 2005 of $147 million compared to $66 million at the end of 2004

▪	Awarded two contracts in Libya, for a total of three seismic crews with start up Q4 2005 and Q1 2006. Total expected contract value of approximately $60 million
     Production
▪	Revenues of $66.9 million, down $8.1 million from Q3 2004 mainly as a result of lower production levels

▪	Planned Q3 maintenance shut downs executed for all of the FPSOs for one to two weeks each
•	Shut down on Petrojarl Foinaven for 11 days in August, and subsequent single process operation reduced revenues with an estimated $3 million for the quarter
▪	Operating profit of $6.6 million, down $15.2 million from Q3 2004 mainly due to lower revenues and higher maintenance costs

Outlook Full Year 2005
     Marine Geophysical
▪	Marine 3D industry seismic fleet at full capacity utilization with streamer contract margins expected to further improve into 2006

▪	Full year 2005 multi-client late sales are expected to be at approximately 2004 levels. However, visibility of late sales by quarter is by nature low

▪	Increased multi-client amortization is expected in Q4 2005 as sales related amortization is forecasted to increase, and, as in Q4 2004, a material additional minimum amortization charge is expected in Q4

▪	Cost levels impacted by general cost increases, including fuel costs, as well as activity related costs and depreciation of U.S. dollar compared to 2004

▪	Accelerated upgrade of Nordic Explorer and Orient Explorer to solid 24 bit streamers increases forecasted capital expenditures in 2005 to around $60-65 million
     Onshore
▪	Full year revenues and operating profit expected above 2004 levels

▪	Strong late sales expected in Q4 which is therefore likely to result in full year late sales in line with or higher than 2004 levels. However, visibility of late sales by quarter is by nature low

▪	Transition zone project in Nigeria started in October with positive revenue streams for Q4 through Q2 2006

▪	Continued strong activity in continental U.S.

▪	Gradual start up in Libya in Q4, with mobilization cost charged to earnings in Q4
     Production
▪	Total oil production from the Company’s four FPSOs for 2005 is expected to be significantly higher in Q4 than the average for Q1 to Q3. Production levels in second half of 2005 expected to be in line with first half

▪	Main increases in production levels come from Petrojarl Foinaven and Petrojarl Varg following maintenance on Foinaven and resolution of previous down hole issues on Varg

▪	Q4 operating costs are expected to be lower than Q2 and Q3 levels
In addition, $5-10 million (after tax) is expected from the 2005 portion of the profit sharing agreement relating to the sale of Pertra.

Petroleum Geo-Services ASA and Subsidiaries (1)
Consolidated Statements of Operations

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

			(In thousands of dollars)
Revenues	$278,215	$298,163	$856,000	$817,327	$1,129,468

Cost of sales	162,535	152,122	507,009	442,955	632,750
Exploration costs	—	431	1,438	3,680	16,326
Research and development costs	2,591	823	7,321	2,114	3,419
Selling, general and administrative costs	15,713	13,439	51,471	42,058	64,816

Operating expenses before depreciation, amortization, (gain) loss on sale of subsidiary and other operating (income) expense, net	180,839	166,815	567,239	490,807	717,311
Depreciation and amortization	52,126	82,973	162,618	227,817	368,362
Impairment of long-lived assets	4,575	—	4,575	—	—
(Gain) loss on sale of subsidiary	1,520	—	(148,305)	—	—
Other operating (income) expense, net	(17,485)	2,730	(26,095)	6,724	8,112

Operating profit	56,640	45,645	295,968	91,979	35,683
Income (loss) from associated companies	(26)	(1,806)	(41)	323	668
Interest expense	(22,777)	(27,171)	(73,132)	(82,455)	(110,811)
Other financial items, net	554	1,866	7,506	(5,343)	(10,861)

	34,391	18,534	230,301	4,504	(85,321)
Reorganization items	—	(449)	—	(3,599)	(3,498)
Minority expense (benefit)	(13)	228	2,134	228	940
Income tax expense	11,958	22,676	26,556	51,368	48,019

Income (loss) from continuing operations	22,446	(4,819)	201,611	(50,691)	(137,778)
Income from discontinued operations, net of tax	—	—	—	—	3,048

Net income (loss)	$22,446	$(4,819)	$201,611	$(50,691)	$(134,730)

Basic and diluted net income (loss) per share	$0.37	$(0.08)	$3.36	$(0.84)	$(2.25)

Weighted average basic and diluted shares outstanding	60,000,000	60,000,000	60,000,000	60,000,000	60,000,000

Revenues by Quarter 2004 & 2005	Adjusted EBITDA (2) by Quarter 2004 & 2005

(1)   This information has been prepared based on U.S. GAAP. The 2005 and 2004 interim financial information is unaudited.
(2)   Adjusted EBITDA, when used by the Company, means net income (loss) before discontinued operations, taxes, minority interest, reorganization items, other financial items, interest expense, income from associated companies, other operating (income) expense, gain on sale of subsidiary and depreciation and amortization. See Support Tables for a more detailed discussion of and reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similarly titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’ ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non U.S. GAAP measure.
(3)   Pro forma revenues and Adjusted EBITDA are presented as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. The pro forma information is a non-U.S. GAAP measure.

Operations
     The Company, after the sale of Pertra in Q1 2005, manages its business in three segments as follows:
▪	Marine Geophysical, which consists of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing;

▪	Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library; and

▪	Production, which owns and operates four harsh environment FPSOs in the North Sea.
     Pertra was sold March 1, 2005, and revenues and expenses of Pertra are included in consolidated revenues and expenses through February 2005 and in comparative numbers for 2004. Pro forma revenues and operating profit, which are non-U.S. GAAP measures, are provided to illustrate the effect on these income statement lines had Pertra been excluded from the consolidation effective January 1, 2004.
     Consolidated revenues in Q3 2005 were $278.2 million, a decrease of $20.0 million or 7% compared to Q3 2004 ($298.2 million). On a pro forma basis, excluding Pertra, revenues increased $25.9 million, or 10%, compared to Q3 2004.
     The increase in pro forma consolidated revenues is primarily attributable to Marine Geophysical where revenues increased $36.5 million reflecting significant increases in both contract and multi-client revenues. Onshore revenues increased $1.1 million, while Production revenues decreased $8.1 million compared to Q3 2004.
     Consolidated operating profit showed strong improvement totaling at $56.6 million for Q3 2005 compared to $45.6 million in Q3 2004, as reported. On a pro forma basis (excluding Pertra) operating profit for Q3 2005 increased $34.1 million from a pro forma operating profit of $22.5 million in Q3 2004. The increase resulted from a strong, $43.2 million, improvement in Marine Geophysical operating profit, partly offset by decreased operating profit for Production and an operating loss for Onshore. Operating profit for Q3 2005 includes an impairment charge of $4.6 million relating to the Company’s decision to convert the vessels used in its seafloor 4C operations to towed streamer operation as announced in September and also includes items classified as other operating (income) expense, net, totaling an income of $17.5 million. The amount includes a gain of $8.6 million from the release of liabilities related to the Company’s UK leases and a gain of $8.9 million from the successful resolution of an equipment claim raised by the Company several years back.
     Marine Geophysical. Total revenues increased $36.5 million, or 27%, from $134.5 million in Q3 2004 to $171.0 million in Q3 2005.
     Multi-client late sales increased $8.7 million, or 34% from $25.9 million in Q3 2004 to $34.6 million in Q3 2005. Demand for multi-client data remains strong but sales in Q3 were lower than sales in the first two quarters of 2005.
     Multi-client pre-funding revenues increased $11.0 million, or 172%, from $6.4 million in Q3 2004 to $17.4 million in Q3 2005. This increase relates to several factors, including high pre-funding levels for streamer projects in the North Sea and increased multi-client activity. Capitalized cash investments in multi-client library were $16.8 million in Q3 2005 compared to $7.8 million in Q3 2004. The increase relates primarily to increase of towed streamer 3D multi-client activity (approximately 17% of total streamer capacity used in multi-client acquisition compared to 9% in Q3 2004) as well as 2D multi-client acquisitions using third party vessel. Pre-funding revenues as a percentage of capitalized cash investment were 104% in Q3 2005 compared to 82% in Q3 2004.

     Contract revenues increased $15.2 million, or 16%, from $92.4 million in Q3 2004 to $107.6 million in Q3 2005, primarily as a result of improved pricing and better contractual terms, partly offset by employing a smaller portion of streamer capacity for contract acquisition. Approximately 72% of total 3D streamer capacity (measured by streamer months) was used for contract work in Q3 2005 compared to 86% in Q3 2004.
     Prices and margins for streamer contract work continued to show positive development in Q3, contributing to a continued increase in average expected margins in the Company’s order backlog.
     Marine Geophysical reported an operating profit of $50.0 million in Q3 2005 compared to $6.8 million in Q3 2004. This improvement was driven by a significant increase in both contract revenues and multi-client sales combined with lower amortization rates on multi-client sales. The Q3 2005 operating profit includes an $8.9 million gain relating to the resolution of a claim raised by the Company several years back, as well as an impairment charge of $4.6 million relating to impairment of 4C equipment following the Company’s decision to convert this operation to towed streamer operations.
     Operating expenses (before depreciation and amortization) increased $5.5 million compared to Q3 2004 due primarily to general cost level increase for fuel and personnel and hire of third party 2D acquisition capacity, partly offset by an increase in costs capitalized as multi-client investment.
     Onshore. Total revenues increased $1.1 million, or 3%, from $37.3 million in Q3 2004 to $38.4 million in Q3 2005. Contract revenues increased $6.9 million (24%) to $36.0 million in Q3 2005 resulting from increased activity in the U.S. market, while multi-client revenues (including pre-funding) decreased $5.8 million to $2.4 million in Q3 2005.
     Despite increased revenues, Onshore recorded an operating loss of $3.6 million in Q3 2005, down from a $2.2 million operating profit in Q3 2004. The weak quarter relates primarily to start-up of the transition zone project in Nigeria that was delayed into October. Mobilization and other start-up costs for this project had a negative impact on operating profit of approximately $6 million in Q3. Furthermore, late sales, which have material effect on operating profit, were delayed into Q4.
     Production. Total revenues decreased $8.1 million, or 11%, from $75.0 million in Q3 2004 to $66.9 million in Q3 2005. Total average produced volume from the Company’s four FPSOs was 90,386 barrels per day in Q3 2005, compared to 109,469 barrels per day in Q3 2004. The main reduction was related to Petrojarl Foinaven and Petrojarl Varg, but also Petrojarl I was down year-on-year.
     Revenues from Petrojarl Foinaven decreased by $0.5 million in Q3 2005 compared to Q3 2004 due to reduction in production of close to 10,000 barrels per day, partially offset by contractual compensation received during the maintenance shut-down period and reimbursable costs. Production volumes were, as previously disclosed, impacted by an eleven days production shut down in the latter part of August for maintenance work. Production was also low in the days prior to the shut-down and most of September because of single process operations. Overall the shut down and slow down periods negatively impacted revenues by approximately $3 million, which was about $1 million more than expected. Following the completion of maintenance, production levels have been back above 2004 levels in October.
     Petrojarl I revenues decreased by $2.5 million in Q3 2005 compared to Q3 2004 with production levels down around 3,000 barrels per day, due mainly to natural field production decline. Recent information indicates that Petrojarl I will produce the Glitne field into 2008.
     Revenues from Petrojarl Varg decreased $5.4 million in Q3 2005 compared to Q3 2004, with production volumes down near 8,000 barrels per day. Production in Q3 was negatively affected by a nine day shut-down to install Volatile Organic Compounds (VOC) plant, ongoing drilling activities on the Varg field and flow challenges for some of the wells. Current production levels and plans for the remainder of the year indicate significant improvements for Q4.
     Ramform Banff revenues increased $0.5 million in Q3 2005 compared to Q3 2004. Revenues are recorded based on the minimum day rate provision in the contract. Production levels increased slightly from Q3 2004.
     Production recorded an operating profit of $6.6 million in Q3 2005 compared to $21.8 million in Q3 2004. The reduction was caused by decreased revenues for Petrojarl Varg and Petrojarl I as described above, combined with increased operating expenses relating to maintenance expenditures as previously communicated. Operating expenses (before depreciation and amortization) were $49.1 million in Q3 2005 compared to $41.9 million in Q3 2004. Maintenance projects were ongoing on all the FPSOs during the 2005 summer season, and expenditures increased $4.6 million compared to Q3 2004 mainly relating to the Q3 shut downs in 2005.
Depreciation and Amortization
     Gross depreciation (before capitalization to multi-client library) was $31.8 million in Q3 2005 compared to $48.7 million in Q3 2004, including $17.5 million related to Pertra. Adjusted for Pertra, depreciation, on a pro forma basis, for Q3 2005 was in line with Q3 2004.
     Amortization of multi-client library totaled $22.2 million (41% of revenue) in Q3 2005 compared to $36.0 million (88% of revenue) in Q3 2004. Amortization for Q3 2004 included $14.6 million of non-sales related amortization (impairment), while no such amortization was recorded in Q3 2005. Excluding the non-sales related amortization, the amortization for Q3 2004 was $21.4 million (53% of revenue).
     The Company amortizes its multi-client library primarily based on the ratio between the cost of surveys and the total forecasted sales for such surveys. In applying this method, surveys are categorized into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. The Company also applies minimum amortization criteria for the library projects based generally on a five-year life, but with individual shorter profiles established for existing surveys when the Company adopted fresh-start reporting in 2003. Furthermore, the Company records as amortization expense write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material. In Q4, the Company performs its annual full sales forecasting process covering all its multi-client surveys. Since multi-client library projects are assessed for impairment on a project by project basis (rather than a portfolio) and due to the inherent uncertainty in forecasting future mulit-client sales, impairment of individual surveys will frequently occur.
     The Company calculates and records minimum amortization individually for each multi-client survey or pool of surveys at year-end. At September 30, 2005, the Company estimates that in Q4 2005 it will record such minimum amortization for 2005 in an amount of approximately $35 million in addition to normal sales related amortization, predominantly related to the Brazil library. This estimate is based on the Company’s expectations for normal sales related amortization for the remainder of 2005 and is uncertain and subject to change. In Q4 2004 the Company recorded a total of $34.2 million in additional non-sales related amortization.

Other Operating (Income) Expense, Net
     Other operating (income) expense, net, was income of $17.5 million in Q3 2005 compared to expense of $2.7 million in Q3 2004. The income in Q3 2005 combines a release of previously recognized liabilities related to tax indemnifications on UK leases (see paragraph on UK Leases below) of $8.6 million and a $8.9 million gain relating to the resolution of an equipment claim raised by the Company several years back.
Interest Expense
     Gross interest expense for Q3 2005 was $23.4 million compared to $27.5 million for Q3 2004, a reduction of $4.1 million. The decrease reflects the reduction of interest-bearing debt and capital leases between the two periods.
     Capitalized interest for multi-client surveys in progress was $0.7 million in Q3 2005 compared to $0.4 million in Q3 2004.
Other Financial Items, Net
     Other financial items, net, for Q3 2005 was income of $0.6 million compared to income of $1.9 million in Q3 2004. Other financial items, net, for the quarter included:
▪	Interest income of $1.7 million in Q3 2005 compared to $1.1 million in Q3 2004

▪	Foreign exchange gain of $0.1 million in Q3 2005 compared to a gain of $0.8 million in Q3 2004

▪	Other financial expense including interest rate variation expense for UK leases, net of amortization of deferred gain, was $1.2 million in Q3 2005 compared to $1.5 million in Q3 2004

▪	Q3 2004 included a $1.5 million in gain relating to the sale of shares in Aqua Exploration Ltd.
Income Tax Expense
     Income tax expense was $12.0 million for Q3 2005 compared to $22.7 million in Q3 2004. The reduction primarily relates to Pertra Petroleum tax included in the Q3 2004 numbers. Deferred taxes represented $8.8 million for Q3 2005 compared to $22.5 million in Q3 2004. Current tax expense of $3.2 million relates primarily to Corporate taxes for subsidiaries in the Asia Pacific region as well as foreign taxes in regions where the Company is subject to withholding taxes or deemed to have a permanent establishment and where there are no carryover losses.
     As a multi-national organization, the Company is subject to taxation in many jurisdictions around the world with increasingly complex tax laws. As previously disclosed, the Company has an issue pending with the Norwegian Central Tax Office (“CTO”) for 2002 relating to two of its subsidiaries that withdrew from the Norwegian tonnage tax regime. If the CTO position is upheld, the Company estimates that taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company also has tax issues in several other jurisdictions that could eventually result in material amounts of taxes relating to prior years. The Company has established accruals for identified tax contingencies based on its best estimate relating to each contingency.

Capital Investments
     Cash investments in multi-client library (Marine Geophysical, Onshore and Reservoir) totaled $18.8 million in Q3 2005 compared to $11.9 million in Q3 2004.
     Capital expenditures totaled $14.2 million in Q3 2005 compared to $41.0 million in Q3 2004, consisting of:
▪	Marine Geophysical with $13.1 million in Q3 2005 compared to $16.5 million in Q3 2004

▪	Onshore with $0.5 million in Q3 2005 compared to $0.7 million in Q3 2004

▪	Production with zero in Q3 2005 compared to $0.7 million in Q3 2004

▪	Reservoir/Shared Services/Corporate combined, $0.6 million in Q3 2005 compared to $1.6 million in Q3 2004

▪	In Q3 2004 Pertra was consolidated with capital expenditures of $21.5 million.

Petroleum Geo-Services ASA and Subsidiaries (1)
Consolidated Balance Sheets

	September 30,		December 31,
	2005	2004	2004
	Unaudited	Unaudited	Audited
	(In thousands of dollars)
ASSETS
Cash and cash equivalents	$190,812	$151,547	$132,942
Restricted cash	26,625	35,130	25,477
Shares available for sale	11,563	6,386	9,689
Accounts receivable, net	155,073	148,594	161,283
Unbilled and other receivables	49,577	44,637	40,561
Other current assets	48,395	46,692	60,506

Total current assets	482,045	432,986	430,458
Multi-client library, net	230,517	337,810	244,689
Property and equipment, net	961,836	1,018,725	1,009,008
Oil and natural gas assets, net	544	66,234	71,491
Restricted cash	10,014	10,014	10,014
Investments in associated companies	5,628	6,238	5,720
Intangible assets, net	28,136	41,166	36,114
Other long-lived assets	33,930	38,753	44,659

Total assets	$1,752,650	$1,951,926	$1,852,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	17,205	18,066	19,790
Current portion of capital lease obligations	20,762	25,905	25,583
Accounts payable	45,421	63,645	81,910
Accrued expenses	141,027	148,964	115,256
Deferred tax liabilities	—	2,166	761
Income taxes payable	18,757	6,467	11,870

Total current liabilities	243,172	265,213	255,170
Long-term debt	903,119	1,092,699	1,085,190
Long-term capital lease obligations	14,382	41,631	33,156
Other long-term liabilities	147,424	194,735	219,650
Deferred tax liabilities	20,487	51,145	35,118

Total liabilities	1,328,584	1,645,423	1,628,284

Minority interest in consolidated subsidiaries	983	901	962
Shareholders’ equity:
Common stock; 60,000,000 shares authorized, issued and outstanding, par value NOK 10, at September 30, 2005 and 20,000,000 shares authorized, issued and outstanding, par value NOK 30, at September 30, 2004 and December 31, 2004	85,714	85,714	85,714
Additional paid-in capital	277,427	277,427	277,427
Accumulated earnings (deficit)	56,928	(60,644)	(144,683)
Accumulated other comprehensive income	3,014	3,105	4,449

Total shareholders’ equity	423,083	305,602	222,907

Total liabilities and shareholders’ equity	$1,752,650	$1,951,926	$1,852,153

(1)	This information has been prepared based on U.S. GAAP. The 2005 and 2004 interim financial information is unaudited.

Shares
     PGS’ Annual General Meeting on June 8, 2005, approved the split of the PGS shares in the ratio of three for one. Following the share split, the Company has 60,000,000 ordinary shares, all one class and with equal rights, issued and outstanding. The ordinary shares are listed on the Oslo

Stock Exchange. The Company’s American Depository Shares (“ADS”) are listed on the New York Stock Exchange.
Liquidity and Financing
     At September 30, 2005 cash and cash equivalents amounted to $190.8 million compared to $107.6 million at June 30, 2005 and $132.9 million at December 31, 2004.
     Net cash provided by operating activities was $116.8 million in Q3 2005 compared to $132.0 million in Q3 2004.
     Restricted cash amounted to $36.6 million at September 30, 2005 compared to $30.8 million at June 30, 2005 and $35.5 million at December 31, 2004.
     The Company has a $110 million two-year secured working capital facility (maturing March 2006), $70 million of which can be used for general corporate purposes. The remaining $40 million is available for issuance of letters of credit to support bid and performance bonds associated with PGS’ day-to-day operations. At September 30, 2005, no amounts were outstanding under the revolving credit portion of the facility.
     Interest bearing debt was approximately $955 million as of September 30, 2005 compared to $958 million as of June 30, 2005 and $1,164 million as of December 31, 2004. Net interest bearing debt (interest bearing debt less cash and cash equivalents and restricted cash) was approximately $728 million at September 30, 2005 compared to $820 million at June 30, 2005 and $995 million as of December 31, 2004.
     On October 6, 2005 the Company sent a notice of redemption for the remaining $75 million of the $250 million 8% Senior Notes due 2006. The Notes will be redeemed November 5, 2005 at 101% of par value.
     PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses and financing and investing transactions in currencies other than the U.S. dollar. The Company’s cash flows from operations are primarily denominated in U.S. dollars, British pounds (“GBP”) and Norwegian kroner (“NOK”). Revenues are predominantly denominated in U.S. dollars while a portion of operating expenses is incurred in GBP and NOK. In Q1 2005, the Company started hedging a portion of its foreign currency exposure related to operating expenses in non-USD currencies by entering into contracts to buy non-USD currencies forward. While the Company enters into these contracts with the purpose of reducing its exposure to changes in exchange rates, it does not account for the contracts as hedges. Consequently, all outstanding forward currency contracts are recorded at estimated fair value and gains or losses are included in other financial items, net. At September 30, 2005, the Company had open forward contracts to buy NOK and GBP amounting to approximately $130 million with an estimated fair value of $(2.5) million (loss).
UK Leases
     The Company entered into capital leases from 1996 to 1998 relating to Ramform Challenger, Valiant, Viking, Victory and Vanguard; the FPSO Petrojarl Foinaven; and the production equipment of the Ramform Banff for terms ranging from 20-25 years. These leases are described more fully in PGS’ Annual Report on Form 20-F for the year ended December 31, 2004.

     The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities (“Tax Indemnities”) and for variations in actual interest rates from those assumed in the leases (“Interest Rate Differential”). There are no limits on either of these indemnities.
     The Company has been informed that the UK Inland Revenue generally deferred agreeing to the capital allowances claimed under such leases pending the outcome of a case that was appealed to the UK House of Lords, the highest UK court of appeal. In November 2004, the House of Lords ruled in favor of the taxpayer and rejected the position of the UK Inland Revenue. In connection with the adoption of fresh start reporting in November 2003 and before the House of Lords’ ruling, the Company recorded a liability of $28.3 million. The Company releases applicable portions of this liability if and when the UK Inland Revenue accepts the lessors’ claims for capital allowances under each lease. The Company has been informed that in the first nine months of 2005, the Inland Revenue accepted the lessors’ claims to capital allowances for six of the Company’s UK leases, and consequently the Company released $6.4 million of the liability in Q1 2005, $2.2 million in Q2 2005 and $8.6 million in Q3 2005. The amounts were included in other operating (income) expense. The remaining accrued liability as at September 30, 2005 is $13.0 million and relates to the Petrojarl Foinaven lease, where there still is an open issue relating to length of asset life.
     With respect to the Interest Rate Differential, the defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% (the “Assumed Interest Rates”). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay additional rentals.
     Over the last several years, the actual interest rates have been below the Assumed Interest Rates. When the Company adopted fresh start reporting in November 2003 it recorded a liability of 30.5 million British pounds (approximately $51.6 million), equal to the estimated fair value of the future additional rental payments. This liability was amortized to 22.7 million British pounds (approximately $40.1 million) and 24.6 million British pounds (approximately $47.2 million) as of September 30, 2005 and December 31, 2004, respectively.
Basis of Unaudited Financial Statements
     The unaudited consolidated financial statements for Q3 2005 are prepared in accordance with U.S. GAAP, using the same accounting principles as were used for the 2004 U.S. GAAP audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. Consolidated statement of operations, balance sheets and statements of cash flows based on Norwegian GAAP are included in the attached supporting tables. The Company’s financial statements prepared in accordance with Norwegian GAAP are, as previously reported, different from those prepared in accordance with U.S. GAAP in certain material respects.
International Financial Reporting Standards (“IFRS”)
     PGS’ primary financial reporting is in accordance with U.S. GAAP. Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on International Financial Reporting Standards (“IFRS”). Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S., and therefore, have prepared complete financial statements under U.S. GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. PGS has concluded that the transition rules apply to the Company and intends to defer its IFRS reporting until January 1, 2007.

Material Weaknesses
     PGS has previously disclosed material weaknesses in its internal controls over financial reporting. PGS has taken extensive actions to address these material weaknesses and has developed and is continuing to implement a plan to remediate these weaknesses. While the actions the Company has taken have significantly improved the quality of its internal controls over financial reporting, the Company still had material weaknesses in certain areas for the period relevant for the preparation of its 2004 financial statements. PGS is committed to remediating the remaining material weaknesses and deficiencies in internal controls over financial reporting as expeditiously as possible and believes that those actions already implemented and those ongoing will achieve this result.
     For additional support to the unaudited, third quarter 2005 results under U.S. GAAP and related news release and presentation, please visit our web site www.pgs.com.
****
     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four harsh environment floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.
****
     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petroleum Geo-Services ASA and Subsidiaries(1)
Consolidated Statements of Cash Flows

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

			(In thousands of dollars)
Cash flows (used in) provided by operating activities:
Net income (loss)	$22,446	$(4,819)	$201,611	$(50,691)	$(134,730)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	52,126	82,973	162,618	227,817	368,362
Exploration costs (dry well expensed)	—	—	—	—	11,438
Non-cash impairments and loss (gain) on sale of subsidiaries, net	6,095	—	(143,730)	—	—
Non-cash other operating (income) expense, net	(17,485)	—	(26,095)	—	—
Provision (benefit) for deferred income taxes	8,752	22,538	17,518	42,383	27,263
(Increase) decrease in accounts receivable, net	31,694	16,323	6,210	(20,888)	(33,577)
Increase (decrease) in accounts payable	4,538	(669)	(36,489)	7,327	25,592
(Gain) loss on sale of assets	(2,704)	882	1,209	1,316	4,128
Net (increase) decrease in restricted cash	(5,844)	(4,210)	(1,148)	5,993	15,646
Other items	17,157	18,997	31,874	26,020	(1,750)

Net cash provided by operating activities	116,775	132,015	213,578	239,277	282,372

Cash flows (used in) provided by investing activities:
Investment in multi-client library	(18,821)	(11,893)	(49,641)	(36,717)	(41,140)
Capital expenditures	(14,152)	(41,021)	(51,228)	(103,440)	(148,372)
Sale of subsidiaries	—	—	155,356	2,035	2,035
Other items, net	2,315	1,500	1,583	3,635	4,031

Net cash (used in) provided by investing activities	(30,658)	(51,414)	56,070	(134,487)	(183,446)

Cash flows (used in) provided by financing activities:
Repayment of long-term debt	(1,511)	(1,491)	(185,831)	(16,420)	(24,167)
Principal payments under capital leases	(3,408)	(4,817)	(23,542)	(15,896)	(22,930)
Net increase (decrease) in bank facility and short-term debt	2,037	—	1,175	—	1,962
Distribution to creditors under the restructuring agreement	—	—	—	(22,660)	(22,660)
Other items, net	—	—	(3,500)	(3,488)	(3,488)

Net cash used in financing activities	(2,882)	(6,308)	(211,698)	(58,464)	(71,283)

Effect of exchange rate changes on cash	—	10	(80)	(4)	74

Net increase in cash and cash equivalents	83,235	74,303	57,870	46,322	27,717
Cash and cash equivalents at beginning of period	107,577	77,244	132,942	105,225	105,225

Cash and cash equivalents at end of period	$190,812	$151,547	$190,812	$151,547	$132,942

(1)	This information has been prepared based on U.S. GAAP. The 2005 and 2004 interim financial information is unaudited.

Petroleum Geo-Services ASA (1) (2) (3)
Support Tables
General
The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.
(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.
(2) Adjusted EBITDA, when used by the Company, means net income (loss) before discontinued operations, taxes, minority interest, reorganization items, other financial items, interest expense, income from associated companies, other operating (income) expense, gain on sale of subsidiary and depreciation and amortization. EBITDA may not be comparable to other similar titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’ ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non U.S. GAAP measure.
(3) Pro forma revenues and Adjusted EBITDA are presented as if Pertra had not been part of the consolidated PGS group of companies for any of the periods presented. The pro forma information is a non-U.S. GAAP measure.
Revenue distribution by operating segment
The distribution of our revenue by operating segment for the periods presented was as follows:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Revenue by operating segments:
Marine Geophysical (A)	$170,959	$134,461	$509,746	$383,829	$570,805
Onshore (B)	38,372	37,257	103,766	105,219	133,161
Production (C)	66,860	74,981	204,452	220,317	298,202
Pertra	—	68,701	36,742	149,294	184,134
Reservoir/Shared Services/Corporate	4,474	4,549	17,185	14,881	20,852
Elimination of inter-segment revenue	(2,450)	(21,786)	(15,891)	(56,213)	(77,686)

Total	$278,215	$298,163	$856,000	$817,327	$1,129,468

(A) Marine Geophysical revenue by service type:
- Multi-client pre-funding	$17,423	$6,371	$34,761	$23,030	$30,535
- Multi-client late sales	34,566	25,925	150,085	111,954	203,397
- Contract seismic	107,608	92,362	293,373	220,702	297,749
- Other	11,362	9,803	31,527	28,143	39,124

Total	$170,959	$134,461	$509,746	$383,829	$570,805

(B) Onshore revenue by service type:
- Multi-client pre-funding	$2,120	$5,380	$14,005	$11,321	$12,761
- Multi-client late sales	273	2,801	2,040	5,837	10,112
- Contract seismic	35,979	29,076	87,721	88,061	110,288

Total	$38,372	$37,257	$103,766	$105,219	$133,161

(C) Production revenue by vessel:
- Petrojarl I	$11,798	$14,348	$40,144	$45,569	$61,303
- Petrojarl Foinaven	21,001	21,469	63,632	72,429	96,595
- Ramform Banff	12,002	11,502	34,823	34,486	51,509
- Petrojarl Varg	21,577	26,992	64,441	66,624	87,133
- Other	482	670	1,412	1,209	1,662

Total	$66,860	$74,981	$204,452	$220,317	$298,202

Adjusted EBITDA (2), by quarter 2004
Adjusted EBITDA, for the quarters presented was as follows:

	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Net income (loss)	$(12,011)	$(33,861)	$(4,819)	$(84,039)	$(134,730)
Add back:
Income from discontinued operations, net of tax	—	—	—	(3,048)	(3,048)
Income tax expense (benefit)	14,303	14,389	22,676	(3,349)	48,019
Minority interest	—	—	228	712	940
Reorganization items	2,704	446	449	(101)	3,498
Other financial items, net	3,402	3,807	(1,866)	5,518	10,861
Interest expense	27,917	27,367	27,171	28,356	110,811
Income (loss) from associated companies	(810)	(1,319)	1,806	(345)	(668)

Operating profit (loss)	35,505	10,829	45,645	(56,296)	35,683
Other operating (income) expense, net	886	3,108	2,730	1,388	8,112
Depreciation and amortization	62,755	82,089	82,973	140,545	368,362

Adjusted EBITDA	$99,146	$96,026	$131,348	$85,637	$412,157

Adjusted EBITDA (2), by quarter 2005
Adjusted EBITDA, for the quarters presented was as follows:

	Q1	Q2	Q3	YTD Q3 2005
	(In thousands of dollars)
Net income	$155,419	$23,746	$22,446	$201,611
Add back:
Income tax expense	12,185	2,413	11,958	26,556
Minority expense	356	1,791	(13)	2,134
Loss (income) from associated companies	—	15	26	41
Other financial items, net	(5,705)	(1,247)	(554)	(7,506)
Interest expense	27,331	23,024	22,777	73,132

Operating profit (loss)	189,586	49,742	56,640	295,968
Other operating (income) expense, net	(6,384)	(2,226)	(17,485)	(26,095)
(Gain) loss on sale of subsidiary	(150,318)	493	1,520	(148,305)
Impairment of long-lived assets	—	—	4,575	4,575
Depreciation and amortization	58,707	51,785	52,126	162,618

Adjusted EBITDA	$91,591	$99,794	$97,376	$288,761

Adjusted EBITDA (2), by operating segment
The distribution of Adjusted EBITDA by operating segment for the periods presented was as follows:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Marine Geophysical:
Operating profit (loss)	$49,958	$6,831	$130,740	$(3,973)	$(34,967)
Plus: Depreciation and amortization	34,600	42,406	99,048	135,395	241,712
Plus: Impairment of long.lived assets	4,575	—	4,575	—	—
Plus: Other operating (income) expense, net	(8,847)	58	(8,847)	(13)	(13)

Adjusted EBITDA, Marine Geophysical	80,286	49,295	225,516	131,409	206,732

Onshore:
Operating profit (loss)	$(3,606)	$2,225	$(7,986)	$4,862	$(4,544)
Plus: Depreciation and amortization	5,260	11,013	20,296	27,616	39,885
Plus: Other operating (income) expense, net	—	2	—	9	9

Adjusted EBITDA, Onshore	1,654	13,240	12,310	32,487	35,350

Production:
Operating profit (loss)	$6,646	$21,773	$27,762	$62,326	$77,769
Plus: Depreciation and amortization	11,109	11,355	33,281	33,444	44,561
Plus: Other operating (income) expense, net	—	—	—	—	—

Adjusted EBITDA, Production	17,755	33,128	61,043	95,770	122,330

Pertra:
Operating profit (loss)	$—	$22,049	$(1,507)	$45,962	$28,120
Plus: Depreciation and amortization	—	17,506	6,710	28,969	38,965
Plus: Other operating (income) expense, net	—	—	—	—	—

Adjusted EBITDA, Pertra	—	39,555	5,203	74,931	67,085

Reservoir/Shared Services/Corporate:
Operating profit (loss)	$3,642	$(7,233)	$146,959	$(17,198)	$(30,695)
Plus: Depreciation and amortization	1,157	693	3,283	2,393	3,239
Plus: (Gain) loss sale of subsidiary	1,520	—	(148,305)	—	—
Plus: Other operating (income) expense, net	(8,638)	2,670	(17,248)	6,728	8,116

Adjusted EBITDA, Reservoir/Shared Services/Corporate	(2,319)	(3,870)	(15,311)	(8,077)	(19,340)

Total Adjusted EBITDA:
Operating profit (loss)	$56,640	$45,645	$295,968	$91,979	$35,683
Plus: Depreciation and amortization	52,126	82,973	162,618	227,817	368,362
Plus: Impairment of long.lived assets	4,575	—	4,575	—	—
Plus: (Gain) loss sale of subsidiary	1,520	—	(148,305)	—	—
Plus: Other operating (income) expense, net	(17,485)	2,730	(26,095)	6,724	8,112

Adjusted EBITDA	$97,376	$131,348	$288,761	$326,520	$412,157

Depreciation and amortization
Depreciation and amortization consists of the following for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
	(In thousands of dollars)
Gross depreciation	$31,806	$48,695	$98,873	$120,978	$163,876
Depreciation capitalized to MC library	(1,886)	(1,680)	(4,479)	(4,762)	(3,982)
Amortization of MC library	22,206	35,958	68,224	111,601	208,468

Total	$52,126	$82,973	$162,618	$227,817	$368,362

Other operating (income) expense, net
Other operating (income) expense, net consists of the following for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
		(In thousands of dollars)

UK lease, release liability	$(8,638)	$—	$(17,248)	$—	$—
Gain, resolution of equipment claim	(8,847)	—	(8,847)	—	—
Severance	—	524	—	665	665
Cost relating to completion of 2002 U.S. GAAP accounts and re-audit 2001	—	2,206	—	6,059	7,447

Total	$(17,485)	$2,730	$(26,095)	$6,724	$8,112

Interest expense
Interest expense consists of the following for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
		(In thousands of dollars)

Interest expense, gross	$(23,430)	$(27,532)	$(74,528)	$(83,758)	$(112,272)
Capitalized interest	653	361	1,396	1,303	1,461

Total	$(22,777)	$(27,171)	$(73,132)	$(82,455)	$(110,811)

Other financial items, net
Other financial items, net consists of the following for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
		(In thousands of dollars)

Interest income	$1,647	$1,057	$5,510	$3,339	$4,840
Foreign exchange gain (loss)	143	787	8,992	(1,719)	(8,024)
Sale of shares in Aqua Exploration Ltd.	—	1,500	—	1,500	1,500
Premium for debt redemption	—	—	(3,500)	—	—
Other financial income (expense)(a)	(1,236)	(1,478)	(3,496)	(8,463)	(9,177)

Total	$554	$1,866	$7,506	$(5,343)	$(10,861)

(a)	Includes net amortization of UK lease interest rate differential liability and interest actually paid, offset by consent fee received ($3M) in Q1 2005 for certain changes to UK leases.
Multi-client library
The net book-value of the multi-client library by year of completion is as follows:

	September 30,	December 31,
	2005	2004
	(In thousands of dollars)

Completed during 1999 and prior years	$13,832	$26,772
Completed during 2000	14,513	21,976
Completed during 2001	101,369	106,876
Completed during 2002	33,445	35,393
Completed during 2003	28,569	33,296
Completed during 2004	9,206	11,620
Completed during 2005	3,528	—

Completed surveys	204,462	235,933
Surveys in progress	26,055	8,756

Multi-client library, net	$230,517	$244,689

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
		(In thousands of dollars)

Capitalized depreciation	$1,886	$1,680	$4,479	$4,762	$3,982
Capitalized interest	653	361	1,396	1,303	1,461

Multi-client cash flow, as defined (c)
Multi-client cash flow by segment for the periods presented was as follows:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
		(In thousands of dollars)
Marine Geophysical:
Multi-client pre-funding(a)	$17,423	$6,371	$34,761	$23,030	$30,535
Multi-client late sales(a)	34,566	25,925	150,085	111,954	203,397
Cash investment in multi-client library(b)	(16,806)	(7,794)	(41,691)	(28,007)	(30,796)

Multi-client cash flow, net	$35,183	$24,502	$143,155	$106,977	$203,136

Onshore:
Multi-client pre-funding(a)	$2,120	$5,380	$14,005	$11,321	$12,761
Multi-client late sales(a)	273	2,801	2,040	5,837	10,112
Cash investment in multi-client library(b)	(1,754)	(3,946)	(7,143)	(7,931)	(9,445)

Multi-client cash flow, net	$639	$4,235	$8,902	$9,227	$13,428

Reservoir/Elimination:
Multi-client pre-funding(a)	$—	$—	$—	$19	$19
Multi-client late sales(a)	372	212	1,137	1,518	2,015
Cash investment in multi-client library(b)	(261)	(153)	(807)	(779)	(899)

Multi-client cash flow, net	$111	$59	$330	$758	$1,135

Total multi-client cash flow, net:
Multi-client pre-funding(a)	$19,543	$11,751	$48,766	$34,370	$43,315
Multi-client late sales(a)	35,211	28,938	153,262	119,309	215,524
Cash investment in multi-client library(b)	(18,821)	(11,893)	(49,641)	(36,717)	(41,140)

Multi-client cash flow, net	$35,933	$28,796	$152,387	$116,962	$217,699

(a)	See Revenue Distribution by Operating Segment above.

(b)	See Consolidated Statements of Cash Flows.

(c)	Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.
Capital expenditures
Capital expenditures were as follows for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
		(In thousands of dollars)

Marine Geophysical	$13,082	$16,557	$41,175	$38,072	$56,946
Onshore	533	756	5,384	827	1,372
Production	—	664	11	682	988
Pertra	—	21,479	103	61,749	84,991
Reservoir/Shared Services/Corporate	537	1,565	4,555	2,110	4,075

Total	$14,152	$41,021	$51,228	$103,440	$148,372

Consolidated statements of operations for 2004, by quarter

	Q1	Q2	Q3	Q4	2004
		(In thousands of dollars)

Revenues	$247,703	$271,461	$298,163	$312,141	$1,129,468
Cost of sales/Exploration costs	135,260	158,822	152,553	202,441	649,076
Selling, general and administrative and R&D costs	13,297	16,613	14,262	24,063	68,235

Operating expenses before depreciation, amortization and other operating (income) expense	148,557	175,435	166,815	226,504	717,311
Depreciation and amortization	62,755	82,089	82,973	140,545	368,362
Other operating (income) expense, net	886	3,108	2,730	1,388	8,112

Operating profit (loss)	35,505	10,829	45,645	(56,296)	35,683
Income (loss) from associated companies	810	1,319	(1,806)	345	668
Interest expense	(27,917)	(27,367)	(27,171)	(28,356)	(110,811)
Other financial items, net	(3,402)	(3,807)	1,866	(5,518)	(10,861)

Income (loss) before income taxes and discontinued operations	4,996	(19,026)	18,534	(89,825)	(85,321)
Reorganization items	(2,704)	(446)	(449)	101	(3,498)
Minority expense	—	—	(228)	(712)	(940)
Income tax (expense) benefit	(14,303)	(14,389)	(22,676)	3,349	(48,019)
Income from discontinued operations, net of tax	—	—	—	3,048	3,048

Net income (loss)	$(12,011)	$(33,861)	$(4,819)	$(84,039)	$(134,730)

Shareholders’ Equity

					Accumulated
	Common stock		Additional	Accumulated	other
			paid-in	earnings/	comprehensive	Shareholders'
	Number (a)	Par value	capital	(deficit)	income	equity
	(In thousands of dollars, except for share data)
Balance at December 31, 2003	60,000,000	$85,714	$277,427	$(9,953)	$446	$353,634
Net income (loss)	—	—	—	(134,730)	—	(134,730)
Other comprehensive income	—	—	—	—	4,003	4,003

Balance at December 31, 2004	60,000,000	85,714	277,427	(144,683)	4,449	222,907
Net income	—	—	—	155,419	—	155,419
Other comprehensive income (loss)	—	—	—	—	(2,813)	(2,813)

Balance at March 31, 2005	60,000,000	85,714	277,427	10,736	1,636	375,513
Net income	—	—	—	23,746	—	23,746
Other comprehensive income (loss)	—	—	—	—	(1,230)	(1,230)

Balance at June 30, 2005	60,000,000	$85,714	$277,427	$34,482	$406	$398,029
Net income	—	—	—	22,446	—	22,446
Other comprehensive income	—	—	—	—	2,608	2,608

Balance at September 30, 2005	60,000,000	$85,714	$277,427	$56,928	$3,014	$423,083

(a)	Number of shares restated to reflect share-split June 2005.
Pro forma revenues (3), by quarter
 Reconciliation of pro forma revenues:

For 2004:	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Revenues as reported	$247,703	$271,461	$298,163	$312,141	$1,129,468
Less Pertra	(34,603)	(45,990)	(68,701)	(34,840)	(184,134)
Plus inter-segment revenue to Pertra (a)	14,015	16,207	22,836	19,135	72,193

Pro forma revenues	$227,115	$241,678	$252,298	$296,436	$1,017,527

For 2005:	Q1	Q2	Q3	YTD Q3 2005
	(In thousands of dollars)
Revenues as reported	$284,986	$292,799	$278,215	$856,000
Less Pertra	(36,742)	—	—	(36,742)
Plus inter-segment revenue to Pertra (a)	10,468	—	—	10,468

Pro forma revenues	$258,712	$292,799	$278,215	$829,726

(a)	Converted to external revenue.
Pro forma operating profit (loss) (3)
 Reconciliation of pro forma operating profit:

For 2004:	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Operating profit (loss) as reported	$35,505	$10,829	$45,645	$(56,296)	$35,683
Less Pertra	(11,093)	(12,820)	(22,049)	17,842	(28,120)
Adjust for inter-segment profits relating to Pertra (a)	291	1,235	(1,135)	1,506	1,897

Pro forma operating profit (loss)	$24,703	$(756)	$22,461	$(36,948)	$9,460

For 2005:	Q1	Q2	Q3	YTD Q3 2005
	(In thousands of dollars)
Operating profit as reported	$189,586	$49,742	$56,640	$295,968
Less Pertra	1,507	—	—	1,507
Less gain on sale of Pertra	(150,318)	493	—	(149,825)
Adjust for inter-segment profits relating to Pertra (a)	(1,391)	—	—	(1,391)

Pro forma operating profit	$39,384	$50,235	$56,640	$146,259

(a)	Included in the segment “Reservoir/Shared Services/Corporate” in the EBITDA by segment table presented above.
Pro forma Adjusted EBITDA (3), by quarter
 Reconciliation of pro forma Adjusted EBITDA:

For 2004:	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Adjusted EBITDA as reported	$99,146	$96,026	$131,348	$85,637	$412,157
Less Pertra	(15,612)	(19,764)	(39,555)	7,846	(67,085)
Plus Pertra effect on intercompany profits (a)	291	1,235	(1,135)	1,506	1,897

Pro forma Adjusted EBITDA	$83,825	$77,497	$90,658	$94,989	$346,969

For 2005:	Q1	Q2	Q3	YTD Q3 2005
	(In thousands of dollars)
Adjusted EBITDA as reported	$91,591	$99,794	$97,376	$288,761
Less Pertra	(5,203)	—	—	(5,203)
Plus Pertra effect on intercompany profits (a)	(1,391)	—	—	(1,391)

Pro forma Adjusted EBITDA	$84,997	$99,794	$97,376	$282,167

(a)	Included in the segment “Reservoir/Shared Services/Corporate” in the EBITDA by segment table presented above.

PGS Unaudited N GAAP Financial Statements
The following supplemental Satements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows are based on Norwegian GAAP (N GAAP) and filed with Oslo Stock Exchange to comply with statutory requirements. The financial statements have been prepared based on the same N GAAP accounting policies used for and disclosed in the Company’s N GAAP financial statements for 2004.
As previously reported, the financial statements prepared in accordance with N GAAP are different from those prepared in accordance with U.S. GAAP in certain material respects. Under fresh-start reporting, adopted effective November 1, 2003 for U.S. GAAP reporting purpose, the Company recorded assets and liabilities at estimated fair values creating a large number of differences compared to N GAAP financial statements, which are on an historical cost basis. In addition there are certain other differences in accounting policies, including different impairments rules and different criteria for hedge accounting.
Consolidated Statements of Operations — N GAAP

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	(In thousands of dollars)
Revenue	$278,215	$308,264	$853,659	$838,212	$1,135,461

Cost of sales	162,327	153,293	507,039	453,232	639,251
Research and development costs	2,591	823	7,321	2,114	3,419
Selling, general and administrative costs	15,770	13,478	51,644	43,585	65,314

Operating expenses before depreciation, amortization, gain on sale of subsidiary and other operating (income) expense, net	180,688	167,594	566,004	498,931	707,984
Depreciation and amortization	49,481	62,589	151,338	192,584	326,996
Impairment of long-lived assets	4,575	—	4,575	—	—
(Gain) loss on sale of subsidiary	1,294	—	(149,307)	—	—
Other operating (income) expense, net	(8,847)	3,467	(8,847)	11,976	11,760

Operating profit	51,024	74,614	289,896	134,721	88,721
Income (loss) from associated companies	(26)	2,803	(41)	4,932	5,277
Interest expense	(22,883)	(27,665)	(73,469)	(82,712)	(111,233)
Other financial items, net	(1,375)	(3,592)	604	(8,165)	(11,182)

Income (loss) before income taxes and discontinued operations	26,740	46,160	216,990	48,776	(28,417)
Income tax expense (benefit)	(135)	20,245	9,870	51,594	28,558
Income from discontinued operations, net of tax	—	—	—	—	3,048

Net income (loss)	$26,875	$25,915	$207,120	$(2,818)	$(53,927)

Herof minority interest	$(13)	$(362)	$2,134	$(362)	$350

Herof majority interest	$26,888	$26,277	$204,986	$(2,456)	$(54,277)

Consolidated Balance Sheets — N GAAP

	September 30,		December 31,
	2005	2004	2004
	Unaudited	Unaudited	Audited
	(In thousands of dollars)
ASSETS
Long-term assets:
Long-lived intangible assets	$1,933	$1,177	$2,075
Property and equipment, net	995,469	1,053,601	1,042,279
Multi-client library, net	229,663	311,736	240,596
Oil and natural gas assets, net	—	67,289	63,956
Restricted cash	10,014	10,014	10,014
Investments in associated companies	5,628	6,332	5,720
Other financial assets	30,683	35,355	40,105

Total long-term assets	1,273,390	1,485,504	1,404,745

Current assets:
Accounts receivable, net	204,650	191,679	201,844
Other current assets	48,395	46,538	60,506
Shares available for sale	11,563	6,386	9,689
Restricted cash	26,625	35,130	25,477
Cash and cash equivalents	190,812	151,497	132,942

Total current assets	482,045	431,230	430,458

Total assets	$1,755,435	$1,916,734	$1,835,203

	September 30,		December 31,
	2005	2004	2004
	Unaudited	Unaudited	Audited
	(In thousands of dollars)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Paid in capital:
Common stock; 60,000,000 shares authorized, issued and outstanding, par value NOK 10, at September 30, 2005 and 20,000,000 shares authorized, issued and outstanding, par value NOK 30, at September 30, 2004 and December 31, 2004	$85,714	$85,714	$85,714
Additional paid in capital	287,576	287,576	287,576

Total paid in capital	373,290	373,290	373,290
Other equity	133,115	(17,905)	(70,436)
Minority interest	1,247	1,165	1,226

Total shareholders’ equity	507,652	356,550	304,080

Debt:
Accruals for long-term liabilities:
Deferred tax liabilities	1,887	56,270	28,445
Other long-term liabilities	85,223	111,234	133,342

Total accruals for long-term liabilities	87,110	167,504	161,787

Other long-term debt:
Long-term capital lease obligations	14,382	42,674	33,156
Long-term debt	903,119	1,092,699	1,085,190

Total other long-term debt	917,501	1,135,373	1,118,346

Current liabilities:
Short-term debt and current portion of long-term debt and capital lease obligations	37,967	43,971	45,373
Accounts payable	45,421	63,645	81,910
Accrued expenses	141,027	135,019	115,448
Income taxes payable	18,757	14,672	8,259

Total current liabilities	243,172	257,307	250,990

Total liabilities and shareholders’ equity	$1,755,435	$1,916,734	$1,835,203

Consolidated Statements of Cash Flows — N GAAP

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2005	2004	2005	2004	2004
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	(In thousands of dollars)
Cash flows (used in) provided by operating activities:
Net income (loss), majority interest	$26,888	$26,277	$204,986	$(2,456)	$(54,277)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	49,481	62,589	151,338	192,584	326,996
Non-cash impairments and loss (gain) on sale of subsidiaries, net	5,869	—	(144,732)	—	—
Non-cash other operating (income) expense, net	(8,847)	—	(8,847)	—	—
Provision (benefit) for deferred income taxes	(3,342)	24,884	(2,780)	45,710	26,970
Changes in current assets, current liabilities and other	55,287	20,664	13,565	(7,436)	(37,881)
Loss on sale of assets	(2,717)	882	1,196	1,316	4,128
Net (increase) decrease in restricted cash	(5,844)	(4,210)	(1,148)	5,993	15,646

Net cash provided by operating activities	116,775	131,086	213,578	235,711	281,582

Cash flows (used in) provided by investing activities:
Investment in multi-client library	(18,821)	(11,873)	(49,641)	(37,662)	(42,159)
Capital expenditures	(14,152)	(41,021)	(51,228)	(103,440)	(148,372)
Sale of subsidiaries	—	—	155,356	2,035	2,035
Other items, net	2,315	1,500	1,583	3,635	4,031

Net cash (used in) provided by investing activities	(30,658)	(51,394)	56,070	(135,432)	(184,465)

Cash flows (used in) provided financing activities:
Repayment of long-term debt	(1,511)	(1,491)	(185,831)	(16,420)	(24,167)
Principal payments under capital leases	(3,408)	(3,908)	(23,542)	(11,435)	(21,121)
Net increase (decrease) in bank facility and short-term debt	2,037	—	1,175	—	1,962
Distribution to creditors under the restructuring agreement	—	—	—	(22,660)	(22,660)
Other items, net	—	—	(3,500)	(3,488)	(3,488)

Net cash used in financing activities	(2,882)	(5,399)	(211,698)	(54,003)	(69,474)

Effect of exchange rate changes on cash	—	10	(80)	(4)	74

Net increase in cash and cash equivalents	83,235	74,303	57,870	46,272	27,717
Cash and cash equivalents at beginning of period	107,577	77,194	132,942	105,225	105,225

Cash and cash equivalents at end of period	$190,812	$151,497	$190,812	$151,497	$132,942